UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Wells Fargo Securities, LLC

375 Park Avenue

4th Floor

New York, New York 10152

May 8, 2018

U.S. Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. John Reynolds

Re:	Abpro Corporation
Registration Statement on Form S-1
Registration File No. 333-224241

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Abpro Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:00 PM, Eastern Daylight Time, on May 10, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 2,200 copies of the Preliminary Prospectus, dated May 4, 2018, and included in Amendment No.2 to the above-referenced Registration Statement, as amended, were distributed to prospective underwriters, institutions, dealers and others.

We were advised on May 8, 2018 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-referenced proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours, UBS SECURITIES LLC WELLS FARGO SECURITIES, LLC By: UBS SECURITIES LLC

By:	/s/ Khaled Habayeb
Name: Khaled Habayeb Title: Managing Director

By:	/s/ Jonathan Waksman
Name: Jonathan Waksman Title: Associate Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman Title: Director

[Signature Page to Acceleration Request]